UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 12.7% IN ITS 12 MEXICAN AIRPORTS AND A DECREASE OF 0.5% IN ITS MONTEGO BAY JAMAICA AIRPORT FOR THE MONTH OF AUGUST

Guadalajara, Jalisco, Mexico, September 4, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of August 2015 compared to traffic figures for August 2014.

During August 2015, total terminal passengers increased 12.7% in the 12 Mexico-based airports compared to the same period of the previous year; traffic through the Montego Bay airport declined 0.5% during the same period. Domestic passenger traffic presented a 13.9% increase in the Mexican airports, while international passenger traffic increased 10.3%. Montego Bay contributed 321 thousand passengers to GAP’s network during the month of August.

Domestic Terminal Passengers (in thousands):

Airport	Aug-14	Aug-15	% Var	Jan-Aug 14	Jan-Aug 15	% Var
Guadalajara	515.1	573.7	11.4%	3,859.9	4,254.1	10.2%
Tijuana	381.9	448.9	17.5%	2,997.7	3,106.6	3.6%
Puerto Vallarta	101.2	127.4	25.9%	634.5	771.2	21.5%
Los Cabos	102.0	106.9	4.7%	645.6	687.6	6.5%
Guanajuato	66.2	88.7	34.0%	466.1	601.9	29.1%
Hermosillo	106.2	106.1	-0.1%	840.7	821.6	-2.3%
La Paz	57.2	61.4	7.5%	440.5	433.4	-1.6%
Aguascalientes	35.7	43.0	20.4%	252.6	309.5	22.5%
Mexicali	43.0	53.6	24.5%	335.4	383.5	14.4%
Morelia	21.4	20.5	-4.1%	168.8	149.8	-11.2%
Los Mochis	19.4	25.5	31.3%	142.6	185.9	30.4%
Manzanillo	11.6	7.8	-33.0%	87.2	67.7	-22.3%
Total	1,461.0	1,663.4	13.9%	10,871.6	11,772.9	8.3%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Aug-14	Aug-15	% Var	Jan-Aug 14	Jan-Aug 15	% Var
Guadalajara	284.2	331.6	16.7%	1,976.1	2,199.8	11.3%
Tijuana	3.1	5.2	69.2%	20.9	29.5	41.7%
Puerto Vallarta	116.1	132.2	13.8%	1,543.2	1,768.0	14.6%
Los Cabos	211.6	204.5	-3.3%	1,977.8	1,824.9	-7.7%
Guanajuato	47.8	57.1	19.5%	323.8	374.9	15.8%
Hermosillo	5.9	5.4	-9.3%	55.2	46.7	-15.3%
La Paz	0.7	0.6	-7.0%	9.2	6.9	-25.4%
Aguascalientes	14.1	17.1	21.9%	95.4	110.1	15.4%
Mexicali	0.2	0.3	32.9%	2.2	2.9	32.5%
Morelia	21.4	24.0	12.1%	160.2	174.8	9.2%
Los Mochis	0.5	0.4	-20.5%	3.8	3.4	-10.9%
Manzanillo	2.2	2.1	-6.4%	63.8	74.5	16.8%
Total	707.8	780.6	10.3%	6,231.6	6,616.5	6.2%

Total Terminal Passengers (in thousands):

Airport	Aug-14	Aug-15	% Var	Jan-Aug 14	Jan-Aug-15	% Var
Guadalajara	799.3	905.3	13.3%	5,836.0	6,453.9	10.6%
Tijuana	385.0	454.1	18.0%	3,018.6	3,136.2	3.9%
Puerto Vallarta	217.3	259.5	19.4%	2,177.8	2,539.1	16.6%
Los Cabos	313.6	311.4	-0.7%	2,623.4	2,512.5	-4.2%
Guanajuato	113.9	145.7	27.9%	789.9	976.8	23.7%
Hermosillo	112.2	111.5	-0.6%	895.8	868.2	-3.1%
La Paz	57.8	62.1	7.3%	449.7	440.3	-2.1%
Aguascalientes	49.8	60.2	20.8%	348.0	419.6	20.6%
Mexicali	43.3	53.9	24.6%	337.6	386.4	14.5%
Morelia	42.8	44.5	4.0%	329.0	324.7	-1.3%
Los Mochis	19.9	25.9	30.0%	146.4	189.3	29.3%
Manzanillo	13.8	9.9	-28.7%	151.0	142.3	-5.8%
Total	2,168.8	2,443.9	12.7%	17,103.2	18,389.3	7.5%

Montego Bay Airport (thousands)

	Aug-14	Aug-15	% Var	Jan-Aug 14	Jan-Aug 15	% Var
Total	323.2	321.6	-0.5%	2,551.4	2,674.6	4.8%

GAP Passenger Traffic Report August 2015	Page 2

The following items are highlights from traffic results for the month of August:

•	Load Factor: During the month of August, GAP registered an 11.3% increase in the number of seats compared to last year. Load factor grew 1.0% to reach 81.6%. It is worth noting that both indicators contributed to making August the best month in the concession’s history.

•	Aguascalientes and Guanajuato: Both airports continued registering double-digit growth rates; Aguascalientes grew 20.8% in August due to 5 thousand additional Aeromexico seats on its Mexico City route serving business travelers. Guanajuato passenger traffic rose 27.9% in August when compared to last year due to 15 thousand new Interjet seats from the recent opening of routes to Tijuana, Monterrey, Puerto Vallarta and Mexico City, and 10 thousand additional Volaris seats from their recent entry into the Los Angeles market.

•	Guadalajara: This airport registered a record accumulated level of passengers as of August 2015. The main driver of this growth is Volaris which, due to its international market expansion, added 91 thousand seats during the month of August; among Volaris’ new destinations are Dallas Fort Worth, Houston, Guatemala, and New York-JFK, with the next opening being San Jose, Costa Rica.

•	Puerto Vallarta: The Vallarta-Nayarit destination continues posting historic levels of transported passenger volume. During the summer, the Company registered growth of 75 thousand domestic seats and 47 thousand international seats compared to the same period last year. This situation has consolidated this destination as one of the most important tourist destinations for residents of Central and Northern Mexico.

•	Los Cabos: During August 2015, this airport posted a variation of only 2,245 passengers versus August 2014, which indicates a favorable traffic recovery.

•	Tijuana: During the month of August, domestic traffic rose 17.5%, mainly due to a higher number of available seats from Volaris and Interjet. As a result, there was an accumulated recovery during the month of August, reaching 3.6% growth as expected.

***

GAP Passenger Traffic Report August 2015	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report August 2015	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: September 8, 2015